Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267

NEWS RELEASE
MINEFINDERS CLOSES C$151.5 MILLION BOUGHT DEAL

Vancouver, British Columbia  – December 20, 2010 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) today reported that the Company has closed its previously announced C$151,515,000 bought deal offering (the “Offering”) in which a syndicate of underwriters purchased 13,650,000 common shares (the “Common Shares”) from Minefinders for sale to the public at a price of C$11.10 per Common Share. The Company has granted the underwriters an option, for a period of 30 days following the closing of the Offering, to purchase up to an additional 2,047,500 Common Shares to cover over-allotments, if any. The lead underwriters for the Offering were Scotia Capital Inc. and BMO Capital Markets.

A final prospectus supplement to the previously filed final base shelf prospectus setting out the details of the Offering has been filed with the United States Securities and Exchange Commission and certain securities commissions in Canada and is available on www.sedar.com and www.sec.gov. A copy of the prospectus supplement and accompanying base shelf prospectus may be obtained upon request by contacting Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or in the U.S., Attention: Equity Capital Markets (tel: 212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.